SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
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                                 FORM 8-A/A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
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                          Lam Research Corporation
           (Exact name of registrant as specified in its charter)

                            Delaware 94-2634797
                  (State of incorporation (I.R.S. employer
                    or organization) identification no.)

                            4650 Cushing Parkway
                            Fremont, California

                  (Address of principal executive offices)

                                   94538
                                 (zip code)
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     Securities to be registered pursuant to Section 12(b) of the Act:

                                                 Name of each exchange
         Title of each class                    on which each class is
          to be registered                         to be registered

                None                                     None

       Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights



Item 1.     Description of Registrant's Securities to Be Registered.

            On January 23, 1997, the Board of Directors of Lam Research Corporation (the "Company") adopted a Shareholder Rights Plan, providing that one Right will be attached to each share of common stock, par value $0.001 per share, of the Company (the "Common Stock"). The Rights will be issued on January 31, 1997, and each Right will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Stock"), at a purchase price of $250 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement"), dated as of January 23, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company, as Rights Agent (the "Rights Agent").

            Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificate will be distributed. The Rights will separate from the Common Stock upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the earlier of (i) and (ii), the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

            The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 31, 2007, unless earlier redeemed by the Company, as described below. At no time will the Rights have any voting power.

            As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors of the Company, only shares of Common Stock outstanding prior to the Distribution Date will be issued with Rights.

            The Board of Directors of the Company has authorized the issuance of up to 100,000 shares of Preferred Stock. After the first issuance of a share or fraction of a share of Preferred Stock, the holders of shares of Preferred Stock will be entitled to a quarterly dividend in an amount per share equal to the greater of $.01 or 1000 times the aggregate per share amount of all dividends paid on the Common Stock since the immediately preceding quarterly dividend. Each share of Preferred Stock will entitle the holder thereof to 1000 votes on all matters submitted to a vote of the stockholders of the Company, subject to adjustment in the event of (i) declaration of a dividend on the Common Stock payable in shares of Common Stock, (ii) subdivision of the outstanding shares of Common Stock or (iii) combination of the outstanding shares of Common Stock into a smaller number of shares. The holders of shares of Preferred Stock and the holders of shares of Common Stock will generally vote together as one class on all matters submitted to a vote of the stockholders of the Company. The holders of shares of Preferred Stock will be entitled to a liquidation preference equal to 1000 times the Purchase Price. The preferences and rights of the Preferred Stock are more fully set forth in the Form of Certificate of Designation, Preferences and Rights attached as Exhibit A to the Rights Agreement, attached hereto as Exhibit 1 and incorporated herein by reference.

            In the event that a person becomes an Acquiring Person (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, at a price and on terms determined by at least a majority of the directors of the Company who are not officers of the Company and who are not representatives, nominees, Affiliates or Associates of an Acquiring Person at a price that is not inadequate and otherwise in the best interests of the Company and its stockholders after receiving advice from one or more investment banking firms (a "Qualified Offer")), each holder of a Right will thereafter have the right to re-ceive, instead of Preferred Stock upon exercise of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to twice the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-in Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-in Events until such time as the Rights are no longer redeemable by the Company, as set forth below.

            In the event that following the Stock Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation (other than a merger consummated pursuant to a Qualified Offer), (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, instead of Preferred Stock upon exercise of the Right, common stock of the acquiring company having a value equal to twice the Exercise Price of the Right.

            The Purchase Price payable and the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

            With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock (other than fractions that are integral multiples of one one-thousandth of a share of Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

            At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price. Notwithstanding the foregoing, the Rights generally may not be redeemed for 180 days following a change in a majority of the Board as a result of a proxy contest.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company, as set forth above.

            Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to correct or supplement any provision of the Rights Agreement that may be defective or inconsistent with any other provision thereof, to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. The Rights, however, are not intended to prevent a takeover but rather are designed to enhance the ability of the Board of Directors to negotiate with a potential acquiror on behalf of all of the stockholders.

            The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to Exhibit 1 hereto.

Item 2.     Exhibits.

            1. Rights Agreement, dated as of January 23, 1997, between Lam Research Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate.


                                 SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              LAM RESEARCH CORPORATION


                              By: /s/ Roger D. Emerick
                                 __________________________
                              Name:  Roger D. Emerick
                              Title: Chairman and Chief Executive Officer


Date:  January 30, 1997


                               EXHIBIT INDEX



     Exhibit       Description

       1* Rights Agreement, dated as of January 23, 1997, between Lam Research Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate.


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*  Previously filed.